As filed with the Securities and Exchange Commission on September 18, 2014

Registration No. 333-8792

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

UTAIR AVIATION, JSC

(Formerly Tyumen Air Company “Tyumenaviatrans”)

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

RUSSIA

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 11th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(c) may determine.

The prospectus consists of the proposed revised Form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item -1.	Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt
Item Number and Caption	Filed Herewith as Prospectus

1. Name and address of depositary	Introductory Article

2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, center

Terms of Deposit:

(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner

(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18

(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18

(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16, and 18

(v) The sale or exercise of rights	Articles number 13, 14, 15, and 18

(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18

(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21

(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11

(ix) Restrictions upon the right to deposit of withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and 8

(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21

3. Fees and Charges	Articles number 7 and 8

Item – 2. Available Information
Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.      Exhibits

a.	Form of Amended and Restated Deposit Agreement dated as of ______________, 2014, among UTair Aviation, JSC (formerly Tyumen Air Company “Tyumenaviatrans”), The Bank of New York Mellon as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.	Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. – Not Applicable.

c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.	Opinion of Sullivan & Cromwell, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed.

e.	Certification under Rule 466. Not Applicable.

Item - 4. Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, September 18, 2014.

Legal entity created by the agreement for the issuance of American Depositary Receipts for common shares, nominal value 1 Ruble each, of UTair Aviation, JSC.

By:	The Bank of New York Mellon, As Depositary

By: /s/ Kevin J. Ruebenstahl

Name: Kevin J. Ruebenstahl

Title: Managing Director

Pursuant to the requirements of the Securities Act of 1933, UTair Aviation, JSC has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Tyumen, Russia on August 27, 2014.

UTAIR AVIATION, JSC

By: /s Andrey Martirosov
Name: Andrey Martirosov

Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on August 27, 2014.

/s/ Ruslan Rinatovich Gabdulkhakov	/s/ Andrey Zarmenovich Martirosov
Ruslan Rinatovich Gabdulkhakov	Andrey Zarmenovich Martirosov
Chairman	Chief Executive Officer

/s/ Ilya Vladimirovich	/s/ Igor Petrov
Ilya Vladimirovich	Igor Petrov
Deputy Chairman	Chief Financial Officer

/s/ Oleg Vladimirovich Eremenko	/s/ Oksana Viktorovna Grabarovskaya
Oleg Vladimirovich Eremenko	Oksana Viktorovna Grabarovskaya
Director	Chief Accounting Officer

/s/ Eduard Nikolaevich Botvinov
Eduard Nikolaevich Botvinov
Director

/s/ Andrey Zarmenovich Martirosov
Andrey Zarmenovich Martirosov
Director

/s/ Vyacheslav Fedorovich Novitsky
Vyacheslav Fedorovich Novitsky
Director

/s/ Sergey Anatolievich Fedorov
Sergey Anatolievich Fedorov
Director

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative of UTair Aviation, JSC in the United States, has signed this registration statement in the City of Newark, State of Delaware, on September 18, 2014.

PUGLISI & ASSOCIATES

By: /s/ Donald J. Puglisi

Name: Donald J. Puglisi

Title: Managing Director

INDEX TO EXHIBITS

Exhibit

Number                        Exhibit

1	Form of Amended and Restated Deposit Agreement dated as of __________, 2014, among UTair Aviation, JSC (formerly Tyumen Air Company “Tyumenaviatrans”), The Bank of New York Mellon as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder.